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310-482-5859
fax: 310-482-5869
mlipson@stamps.com

August 8, 2008

Via Edgar Correspondence

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stamps.com Inc. ("Stamps.com") Definitive Proxy

Dear Mr. Owings:

This letter shall serve as Stamps.com's response to the comments raised in your letter sent to Stamps.com dated July 23, 2008. The Stamps.com response to each comment shall be set forth immediately below each individual comment in sequence. For each response below, Stamps.com shall include such information in future filings as indicated.

Director Compensation Table, page 8

1.
We note your response to comment one that all option award values were based on the values recognized for financial statement reporting purposes in accordance with FAS123(R) under assumptions included in footnote 2 to your audited financial statements. Please confirm that in future filings you will provide similar disclosure in the notes to the summary compensation table. See Instructions to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Stamps.com Response

In our future proxy filings, we will provide similar disclosure in the notes to our summary compensation table.

Non-Equity Incentive Plan Compensation, page 25

2.
We note your response to comment four regarding disclosure of performance targets necessary for the executives to receive the annual non-equity incentives you disclosed, your addition of a table and your addition of a discussion of performance targets. The language you added states that the table shows estimated executive team compensation. The table, however, shows only the percentile of estimated compensation in relation to the company's peer group. In the table you created, please add a column showing the dollar amount of the non-equity incentives upon the achievement of the various performance targets and clarify, if true, that the "Percentile vs. Equilar Total Compensation Peer Groups" column reflects your executives' total compensation as a group, and not specifically non-equity incentive compensation. Please augment your disclosure to include a discussion of the dollar amount of the non-equity incentive bonus pool and how that amount would change under the various performance target scenarios you provided."

Stamps.com Response

With respect to performance objectives for 2008, the paragraph on page 26 of the proxy that describes the 2008 non-equity incentive plan would have been revised as follows:

On March 5, 2008, the Compensation Committee approved a non-equity incentive plan for 2008 (the “2008 Plan”) under which our executive management is eligible for cash bonus awards. The 2008 Plan set a base level aggregate bonus pool (the “Base Pool”), which may be adjusted based on our actual performance relative to targets for 2008 revenue, 2008 EBITDA, and 2008 customer acquisition. Depending on our actual 2008 performance in these areas, the final bonus pool could range from zero to twice the Base Pool. Once the final bonus pool is determined after year end, it will be allocated to individual employees by the Compensation Committee based on its assessment of that employee’s individual performance. No individual executive manager has an individual bonus guarantee under the 2008 Plan, so any individual manager could receive a bonus of zero. The Compensation Committee set the amount of the Base Pool at a level of $720,000 so that executive management as a group would receive a total cash compensation for 2008 at approximately the median level (50th percentile) versus the projected Equilar Total Compensation Peer Groups. The final bonus awards could be higher or lower that those prescribed by the 2008 Plan at the discretion of the Compensation Committee. On February 13, 2008, the Company gave public guidance that it expected total fiscal 2008 revenue to be $80 to $90 million, and fiscal 2008 GAAP net income per share to be $0.60 to $0.70. The following table shows the projected bonus pool and the resulting total executive team compensation under the 2008 Plan under various example scenarios relative to the Company’s public guidance, and then also comparing the resulting executive team total compensation to the Equilar Total Compensation Peer Groups:

Company Performance vs. Public Guidance (1)	Total Projected Bonus Pool (2)	Total Executive Team Compensation (2)(3)	Total Team Compensation vs. Equilar Total Compensation Peer Groups (3)

Below Low End Guidance ($75MM Rev., $0.55 EPS)	$504,000	$2,270,500	34.1%

Low End Guidance ($80MM Revenue, $0.60 EPS)	$594,000	$2,360,500	40.6%

Middle of Guidance ($85.0MM Rev., $0.65 EPS)	$666,000	$2,432,500	45.9%

High End Guidance ($90MM Rev., $0.70 EPS)	$756,000	$2,522,500	51.4%

Above High End Guidance ($95MM Rev., $0.75 EPS)	$828,000	$2,594,500	54.5%

(1)  Revenue and GAAP earnings per diluted share numbers (EPS); for purposes of calculating the bonus pool, unexpected legal settlement amounts would be excluded from the calculation.
(2) Total executive team compensation is projected total base salary plus total incentive-based compensation for all current executive managers as a group.
(3) Assumes the 2008 customer acquisition level is such that it does not impact the outcome of the 2008 Plan in a positive or negative manner.

For example, if the 2008 actual performance of the Company was $85 million in revenue, and diluted earnings per share was $0.65, the final bonus pool under the 2008 Plan would be set at $666,000, and that pool would be allocated amongst the executive management by the Compensation Committee based on its assessment of individual employee performance and individual employee compensation versus individual peer group benchmarks. The resulting executive team total base salary plus non-equity incentive compensation would then be $2,432,500, and the team as a group would be at approximately the 46th percentile versus the Equilar Total Compensation Peer Groups.

In addition, Stamps.com acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly if you would like us to provide further information or if you have any additional questions relating to this matter.

Sincerely,

/s/ Matthew Lipson
Matthew A. Lipson VP, Legal Affairs and Associate General Counsel